UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3

TO

ANNUAL REPORT OF

THE STATE OF ISRAEL

(Name of Registrant)

Date of end of last fiscal year: December 31, 2023

SECURITIES REGISTERED*

(As of the close of the fiscal year)

TITLE OF ISSUE	AMOUNTS AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED

N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission

Elinor Azani

Head of Israel Economic Mission — Western Hemisphere
Ministry of Finance of the State of Israel
800 Second Avenue, 17th Floor

New York, New York 10017
United States

Copy to:

David Menchel, Esq.

Arnold & Porter Kaye Scholer LLP

250 West 55th Street

New York, New York 10019
United States

*	The Registrant is filing this annual report on a voluntary basis.

THE STATE OF ISRAEL (THE “STATE”)

The sole purpose of this Amendment No. 3 is to file with the Securities and Exchange Commission the Recent Developments in the State of Israel as of June 11, 2025, which is included as Exhibit D-2 hereto and which updates and amends the Current Description of the State of Israel previously filed as Exhibit D on July 1, 2024, as amended by Exhibit D-1 filed on February 11, 2025.

EXHIBIT INDEX

Exhibit Number

A:	None.

B:	None.

C-1:	Copy of the State Budget for Fiscal Years 2023 – 2024 (in Hebrew).*

C-2:	Copy of the Additional Budget Bill for Fiscal Year 2023 (in Hebrew).**

C-3:	Copy of the Additional Budget Bill for Fiscal Year 2024 (in Hebrew).***

D:	Current Description of the State of Israel.****

D-1:	Recent Developments in the State of Israel as of February 11, 2025. *****

D-2:	Recent Developments in the State of Israel as of June 11, 2025.

*	Previously filed as Exhibit C to the State of Israel’s Annual Report on Form 18-K for the fiscal year ended December 31, 2022, filed on June 30, 2023.

**	Previously filed as Exhibit C-1 to Amendment No. 1 to the State of Israel’s Annual Report on Form 18-K for the fiscal year ended December 31, 2022, filed on January 4, 2024.

***	Previously filed as Exhibit C-3 to the State of Israel’s Annual Report on Form 18-K for the fiscal year ended December 31, 2023, filed on July 1, 2024.

****	Previously filed as Exhibit D to the State of Israel’s Annual Report on Form 18-K for the fiscal year ended December 31, 2023, filed on July 1, 2024.

*****	Previously filed as Exhibit D-1 to the State of Israel’s Annual Report on Form 18-K for the fiscal year ended December 31, 2023, filed on February 11, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Jerusalem, Israel on June 11, 2025.

STATE OF ISRAEL

By:	/s/ Gil Cohen
Name:	Gil Cohen
Title:	Senior Deputy Accountant General, Ministry of Finance

By:	/s/ Saar Elimelech
Name:	Saar Elimelech
Title:	Head of Global Debt Capital Markets and FX Transactions, Ministry of Finance